UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934

NEXGEN ENERGY LTD.
(Exact name of Registrant as specified in its charter)

British Columbia, Canada	Not applicable
(State or other jurisdiction of in	(I.R.S. Employer
Company or organization)	Identification No.)

Suite 3150, 1021 West Hastings Street, Vancouver,	V6E 0C3
B.C., Canada	(Zip Code)
(Address of principal executive offices)

Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, Delaware 19711
(302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None

Title of each class to be so registered	Name of each exchange on which each class is to be
registered

Rights to Purchase common shares, no par value	NYSE AMERICAN LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box [X]

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box [  ]

Securities Act registration file number to which this form relates: Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: None

Item 1.	Description of Securities to be registered

Background

On April 22, 2014, the board of directors (the “Board”) of NexGen Energy Ltd. (“NexGen”) approved the entering into a shareholders rights plan agreement, dated effective as of April 22, 2014 (the “Original Rights Agreement”), between NexGen and Computershare Investor Services Inc., as rights agent, which agreement contained the terms of a shareholder rights plan applicable to NexGen’s shareholders (the “Original Rights Plan”). The Original Rights Plan was approved by the shareholders of NexGen on May 22, 2014.

On April 22, 2017, the Board approved entering into a shareholder rights plan agreement, dated effective April 22, 2017 (the “Rights Agreement”), between NexGen and Computershare Investor Services Inc., as rights agent, to be effective immediately upon receipt of approval by the shareholders of NexGen (the “Rights Plan”). The Rights Plan was approved by the shareholders of NexGen on June 7, 2017.

Summary of the Rights Agreement

The following is a brief summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the text of the Rights Agreement, which has been filed herewith as an Exhibit and incorporated by reference herein. This summary description of the Rights Plan does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement. All capitalized terms used but not defined herein are defined in the Rights Agreement.

Issuance of Rights

Pursuant to the Rights Plan, on April 22, 2017, the Board authorized the issuance at the Record Time of (i) one right (a “Right”) in respect of each common share outstanding at the close of business on such date; and (ii) one Right in respect of each common share issued after the Record Time and prior to the earlier of the Separation Time and the time at which the Rights expire and terminate.

Certificates

Certificates for common shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence one Right for each common share represented thereby and shall have impressed, printed, or written thereon or otherwise affixed thereto a legend.

Certificates representing common shares that are issued and outstanding at the Record Time shall evidence one Right for each common share evidenced thereby notwithstanding the absence of a legend until the earlier of the Separation Time and the Expiration Time and where Certificates representing common shares have the legend set forth in the Original Agreement such legend shall be deemed to be amended for all purposes to read the same as the legend set forth in the Rights Agreement.

The Rights will become exercisable and shall be registered and transferable independent of the associated common shares at the “Separation Time”, which is the close of business on the tenth trading day after the earliest of :

(a)

the date of public announcement that a person has become an “Acquiring Person”, which is generally a person who acquires beneficial ownership (within the meaning of the Rights Agreement) of 20% or more of the outstanding common shares other than through certain types of acquisitions specified in the Rights Agreement (the “Stock Acquisition Date”);

(b)

the date of commencement of, or the first public announcement of an intention of any person (other than NexGen or any of its subsidiaries) to commence a takeover bid (other than a Permitted Bid or Competing Bid) where a takeover bid is an offer to acquire common shares of NexGen where the common shares subject to the bid, together with the common share into which any securities subject to the bid are convertible and the common shares beneficially owned by that person at the date of the bid would constitute 20% of more of the outstanding common shares;

(c)	the date upon which a Permitted Bid or Competing Bid ceases to qualify as such; and

(d)	such later time as the Board may determine.

Prior to the Separation Time, the Rights shall not be exerciseable and no Right may be exercised.

Promptly following the Separation Time, separate Rights Certificates will be mailed to the holders of record of the common shares as of the Separation Time.

Rights Exercise Privilege

After the Separation Time and prior to the Expiration Time, each Right entitles the holder thereof to purchase one common share at an initial “Exercise Price” equal to the “Market Price” at the Separation Time. The Market Price is defined as the average of the daily closing prices per common share on each of the 20 consecutive trading days (as such term is used in the Rights Agreement) ending on the third trading day immediately preceding the Separation Time. For purposes of this determination, the closing price per common share on any date is:

(a)

the closing board lot sale price or, if that price is not available, the average of the closing bid and asked prices for the common shares as reported by the principal Canadian stock exchange on which the common shares are listed or admitted to trading, or if for any reason neither of those prices is available on that day or the common shares are not listed or admitted to trading on a Canadian stock exchange, the closing board lot sale price or, if that price is not available, the average of the closing bid and asked price, for the common shares as reported by such other securities exchange on which the common shares are listed or admitted for trading;

(b)

if for any reason none of such prices is available on such date or the securities are not listed or admitted to trading on a Canadian stock exchange or other securities exchange, the last sale price or, in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use (as selected by the Board); or

(c)

if the securities are not listed or admitted to trading as contemplated in clause (a) or (b) above, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board.

If, for any reason, the closing price per security cannot be determined in accordance with the foregoing , the closing price per common share on such date means the fair value per common share on such date as determined by the Board after consultation with a nationally or internationally recognized investment banking firm as to the fair value per common share. The Market Price will be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive trading day period in question in United States dollars, the amount will be translated into Canadian dollars on such date at the Canadian dollar equivalent thereof, as determined in accordance with the Rights Agreement.

Following a transaction or event which results in a person becoming an Acquiring Person (a “Flip-In Event”) (which shall be deemed to have occurred on the tenth business day after the Stock Acqusition Date), and as to which the Board has not waived the application of the Rights Plan pursuant to the terms thereof, the Rights entitle the holder thereof to receive, upon exercise, such number of common shares that have an aggregate Market Price (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights for an amount in cash equal to the Exercise Price (subject to adjustment in accordance with the provisions of the Rights Agreement). In such event, however, any Rights beneficially owned by an Acquiring Person (or any of its affiliates, associates or person acting jointly or in concert with the Acquiring Person or with such affiliates or associates), or, in certain circumstances, a transferee of any such person, will be null and void.

Permitted Bid Requirements

A bidder can make a takeover bid and acquire common shares without triggering a Flip-In Event under the Rights Plan if the takeover bid qualifies as a Permitted Bid or Competing Bid.

The requirements of a “Permitted Bid” include, among othert things, the following:

•	the takeover bid must be made by means of a takeover bid circular;

•	the takeover bid is made to all holders of record of common shares, other than the offeror;

•

no common shares are taken up or paid for pursuant to the takeover bid prior to the date which is not less than 105 days following the date of the takeover bid (or such shorter period permitted by Canadian securities laws and only if as of the close of business on that more than 50% of the common shares held by Independent Shareholders (as such term is defined below) shall have been deposited pursuant to the takeover bid and not withdrawn; and

•	all securities deposited to the takeover bid may be withdrawn until taken up and paid for;

•

in the event the minimum number of securities are tendered, the offeror shall make a public announcement of that fact and the takeover bid will remain open for deposits for a period of not less than 10 days from the date of the public announcement.

A “Competing Bid” is a takeover bid made after a Permitted Bid or another Competing Bid, sastisfies the requirements of a Permitting Bid (other than the requirement that it be open for 105 days) and provides that no securities may be taken up thereunder prior to the number of days such take-over bid must remain open under applicable Canadian securities laws.

For purposes of the foregoing, an “Independent Shareholder” is any holder of common shares, other than:

(a)     any Acquiring Person;

(b)     any Offeror

(c)     affiliates and associates of such Acquiring Person or Offeror;

(d)     any person acting jointly or in concert with such Acquiring Person or person referred to in clauses (a), (b) or (c) above; and

(e)     any trustee of any employee benefit plan, deferred profit sharing plan, stock appreciation plan or trust for the benefit of employees of NexGen or any of its subsidiaries, unless the beneficiaries of the plan or trust direct the manner in which the common shares are to be voted or direct whether the common shares are to be tendered to a take-over bid.

Amendment

NexGen may make amendments to the Rights Agreement without the approval of the holders of Rights to the extent specifically contemplated by the Rights Agreement, to correct any clerical or typographical error, to maintain the validity of the Rights Plan due to changes in any applicable laws, rules or regulatory requirements legislation. NexGen may, with approval, oif the Rights holders amend, vary or rescind any of the provisions of the Rights Agreement.

Item 2.	Exhibits

See the Exhibit Index hereto.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, on March 27, 2018.

NEXGEN ENERGY LTD.

By:		/s/ M. Joanna Cameron
	Name:	M. Joanna Cameron
	Title:	Vice President Legal and General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Document

2.1	Shareholder Rights Plan Agreement, dated effective as of April 22, 2017, between NexGen Energy Ltd. and Computershare Investor Services Inc., as rights agent

2.2	Form of Rights Certificate (included as part of Exhibit 2.1 hereto)